WT Mutual Fund
                            1100 North Market Street
                             Wilmington, DE  19890
                                 (800) 254-3948

                                October 28, 2011


U.S.  Securities  and  Exchange  Commission
100  F  Street,  NE
Washington,  DC  20549


         Re:      File  Numbers:  033-84762  and  811-08648
                  Post-Effective  Amendment  No.  51
                  SEC  Accession  No.  0001135428-11-000413

Ladies  and  Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "1933 Act"), WT Mutual Fund (the "Registrant") requests that Post-Effective Amendment No. 51 ("PEA No. 51") to the Registrant's registration statement be withdrawn. The reason for withdrawal is that the series registered in PEA No. 51 will not be offered as a series of the Registrant.

         Post-Effective Amendment No. 51 has not yet become effective and no securities have been sold in connection with the filing. Accordingly, the Registrant believes that withdrawal of PEA No. 51 is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

If you have any questions concerning the withdrawal of PEA No. 51, please contact me at 302-651-8540.


                                             Sincerely,


                                             /s/  Edward  W  Diffin,  Jr.
                                             ---------------------------------
                                             Edward  W.  Diffin,  Jr.
                                             Vice  President  and  Secretary